UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                   AMENDMENT NO. 2
                                          to
                                     SCHEDULE 13D
                      Under the Securities Exchange Act of 1934

                             KONOVER PROPERTY TRUST, INC.
                      (formerly known as FAC Realty Trust, Inc.)
--------------------------------------------------------------------------------
                                   (Name of Issuer)
                       Common Stock, par value $0.01 per share
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                            (Title of Class of Securities)
                                     301953 10 5
                                    (CUSIP Number)

                                    Murry N. Gunty
                          Prometheus Southeast Retail Trust
                           30 Rockefeller Plaza, 63rd Floor
                                  New York, NY 10020
                                    (212) 632-6000

                                   with a copy to:

                              R. Ronald Hopkinson, Esq.
                                   Latham & Watkins
                                   885 Third Avenue
                               New York, New York 10022
                                    (212) 906-1200

--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                              September 29, 1998
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box . [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D

CUSIP No.      301953 10 5                                         Page 2 of 5
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1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


       Prometheus Southeast Retail Trust
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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)[  ]
                                                                        (b)[X ]
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3      SEC USE ONLY
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4      SOURCE OF FUNDS 4 AF (See Item 3)
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5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS


       IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                          [  ]
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6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Maryland
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                    7    SOLE VOTING POWER

                         21,052,632
     NUMBER         ------------------------------------------------------------
       OF           8    SHARED VOTING POWER
     SHARES
   BENEFICIALLY          None
    OWNED BY        ------------------------------------------------------------
      EACH
    REPORTING       9    SOLE DISPOSITIVE POWER
     PERSON
      WITH               21,052,632
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         None
--------------------------------------------------------------------------------

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       21,052,632
--------------------------------------------------------------------------------


12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       67.0 %
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14     TYPE OF REPORTING PERSON*

       CO (real estate investment trust company)
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

      This Amendment No. 2, dated October 8, 1998, of the Reporting Persons (as defined below), hereby amends and supplements the Schedule 13D of Prometheus Southeast Retail L.L.C. ("Prometheus") and LF Strategic Realty Investors II L.P. ("LFSRI II"), dated March 6, 1998 (the "Initial Statement"), as amended by Amendment No. 1 of the Reporting Persons, dated August 17, 1998 (the "Amendment No. 1"). All items not described herein remain as previously reported in the Initial Statement and Amendment No. 1.

Item 1.  Security and Issuer

      This statement relates to common stock, par value $0.01 per share (the "Common Stock"), of Konover Property Trust, Inc., formerly known as FAC Realty Trust, Inc. (the "Company" or the "Issuer"). The Issuer's principal executive offices remain as stated in the Initial Statement.

Item 2.  Identity and Background

      (a) This statement is filed by Prometheus, LFSRI II, Prometheus Southeast Retail Trust ("Trust"), LFSRI II Alternative Partnership L.P. ("Alternative") and LFSRI II-CADIM Alternative Partnership L.P. ("CADIM") (together, the "Reporting Persons").

      (c) Please see the response to this item in Amendment No. 1. The name, business address and principal occupation or employment of the executive officers of LFREI are set forth on Schedule 1 hereto and incorporated by reference herein.

      (d) No person listed on Schedule 1 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

      (e) During the last five years, no person listed on Schedule 1 was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

      (f) Each person listed on Schedule 1 is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

      The source of the funds for this transaction was capital contributions made by the partners of LFSRI II, Alternative and CADIM.

Item 4.  Purpose of Transaction.

      The beneficial ownership of the shares of Common Stock that are the subject of this Statement were sold to Trust pursuant to the Stock Purchase Agreement, dated as of February 24, 1998, which was amended and restated in its entirety in the Amended and Restated Stock Purchase Agreement, dated as of March 23, 1998 ("Stock Purchase Agreement"), by and between the Company and Prometheus. Trust acquired rights under the Stock Purchase Agreement pursuant to the Transfer Agreement dated as of July 31, 1998 (the "Transfer Agreement"), by and between Prometheus and Trust.

      All references to the Stock Purchase Agreement and the Transfer Agreement are qualified in their entirety by the full texts of such agreements, copies of which are attached to Amendment No. 1 as Exhibits and are incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

      (c) On September 29, 1998, Trust purchased 10,526,316 shares of Common Stock (the "Subsequent Purchase"). As a result of the consummation of the Subsequent Purchase, Trust has acquired direct beneficial ownership of an aggregate of 21,052,632 shares of Common Stock. As the sole shareholder of Trust, Prometheus possesses indirect beneficial ownership of such Common Stock. Pursuant to their respective interests in Prometheus, each of LFSRI II, Alternative and CADIM also possess indirect beneficial ownership of such Common Stock. Other than the transactions reported herein and in Amendment No. 1, no Reporting Person has acquired or disposed of any shares of Common Stock during the past sixty days.

                                      SIGNATURE





      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                        PROMETHEUS SOUTHEAST RETAIL TRUST




                                    By:  /s/ Murry N. Gunty
                                        ------------------------------
                                    Name:  Murry N. Gunty
                                    Title:   Vice President

                                      SCHEDULE I



                             Executive Officers of LFREI


             The business address for each of the following persons is 30 Rockefeller Plaza, 63rd Floor, New York, NY 10020.



       Name of Officer                      Present and Principal Occupation
       ---------------                      --------------------------------
       Arthur P. Solomon                    Senior Principal

       Anthony E. Meyer                     Principal

       Robert P. Freeman                    Principal

       Klaus P. Kretschmann                 Principal

       Murry N. Gunty                       Principal

       John A. Moore                        Principal and Chief Financial
                                              Officer

       Douglas T. Healy                     Principal

       Marjorie L. Reifenberg               Vice President, General Counsel
                                              and Secretary

       Douglas N. Wells                     Vice President

       Henry C. Herms                       Controller